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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  May, 2000
                                         -----------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                ------------------------------------

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AMVESCAP PLC
018740
IMMEDIATE RELEASE  30 MAY 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 0171-454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)        NAME OF COMPANY                         AMVESCAP PLC

2)        NAME OF SHAREHOLDER HAVING A            PARTIES TO THE VOTING
          SUBSTANTIAL INTEREST                    ARRANGEMENT ENTERED INTO
                                                  PURSUANT TO THE MERGER WITH
                                                  AIM (NOTIFIED UNDER SECTION
                                                  204 OF THE COMPANIES ACT 1985)

3)        Please state whether                    NOTIFICATION IS IN RESPECT
          notification indicates                  OF THE SHAREHOLDER NAMED
          that it is in respect of                IN 2 ABOVE
          holding of the Shareholder
          named in 2 above or in
          respect of a non-beneficial
          interest or in the case of an
          individual holder if it is a
          holding of that person's
          spouse or children under the
          age of 18

4)        Name of the registered                  -
          holder(s) and, if more than
          one holder, the number of
          shares held by each of them.


5)        Number of shares/amount of              -
          stock acquired

6)        % of issued Class                       -

7)        Number of shares/amount of
          stock disposed                          129,128

8)        % of issued Class                       0.019%

9)        Class of security                       ORDINARY SHARES

10)       Date of transaction                     30 MAY 2000

11)       Date company informed                   30 MAY 2000

12)       Total holding following this
          notification                            162,317,486

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13)       Total percentage holding of issued      23.998%
          class following this notification

14)       Any additional information price
          per share etc.                          -

15)       Name of contact and telephone number    ANGELA TULLY
          for queries                             0171-454 3652

16)       Name and signature of authorised        A. TULLY
          company official responsible for        AMVESCAP PLC
          making this notification                ASSISTANT COMPANY
                                                  SECRETARY

16)       Date of Notification                    30 MAY 2000





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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)

Date  30 MAY, 2000                      By  /s/ ANGELA TULLY
      -----------------                     -------------------------
                                                 (Signature)

                                            Angela Tully
                                            Assistant Company Secretary